UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

December 1, 2014

To whom it may concern:

Company:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange)

Notice Concerning Determination of Certain Terms of the Issue of Stock Compensation-type

Stock Options (Stock Acquisition Rights)

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, with respect to the Stock Acquisition Rights to be allotted to the Directors (excluding the Outside Directors), Executive Officers as defined in the Companies Act and Executive Officers as defined in our internal regulations of the Company and Directors (excluding the Outside Directors) and Executive Officers as defined in our internal regulations of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., subsidiaries of the Company, as determined in accordance with the resolution of the meeting of the Board of Directors held on May 14, 2014 and the determination of the President & CEO as of November 14, 2014 based on the authority delegated by such resolution, the matters remaining undetermined have been determined as follows.

1.	Aggregate Number of Stock Acquisition Rights:

9,602

2.	Amount to be Paid upon Allotment of the Stock Acquisition Rights:

The amount to be paid per Stock Acquisition Right upon its allocation: 186,990 yen

The rights to remuneration held by the person who receives the allocation shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

3.	Persons to be Allocated the Stock Acquisition Rights and Their Numbers; and Number of the Stock Acquisition Rights to be Allocated:

	Number of persons to be allocated	Number of the Stock Acquisition Rights to be allocated
Director of the Company	2	126

Executive Officer of the Company as defined in the Companies Act	12	770
Executive Officer of the Company as defined in our internal regulations	37	277
Director of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.	32	2,182
Executive Officer of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. as defined in our internal regulations	113	6,247

Tel : +81-(0)3-5224-2026

Public Relations Department

Corporate Communications Division

Mizuho Financial Group, Inc.